Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. #1180 - 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change November 6, 2007
Item 3	News Release The news release dated November 6, 2007 was disseminated through Marketwire using several broad distribution networks in North America and the United Kingdom.
Item 4	Summary of Material Change Silver Standard Resources Inc. announced its third quarter 2007 results.
Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated November 6, 2007.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph J. Ovsenek, Senior Vice President, Corporate 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 7th day of November, 2007

November 6, 2007	News Release 07-19

SILVER STANDARD REPORTS THIRD QUARTER 2007 RESULTS

Vancouver, B.C. –   Silver Standard Resources Inc. reports a third quarter net loss of $12.9 million ($0.21 per share) for the three months ended September 30, 2007 compared with net earnings of $2.7 million ($0.04 per share) for the third quarter of 2006. All figures are in Canadian dollars unless otherwise noted. Loss for the nine months ended September 30, 2007 was $19.4 million ($0.31 per share) compared with earnings of $18.1 million ($0.31 per share) in the first three quarters of 2006, which reflected a gain of $35 million from the sale of a property joint venture interest.

Third quarter 2007 results were impacted by a combination of stock-based compensation expenses of $4.5 million, a write-down for estimates of asset-backed commercial paper (ABCP) exposure of $4 million, foreign exchange losses due to the strengthening of the Canadian dollar of $2 million and unrealized losses for U.S. dollar hedges of $1.9 million.

Selected Financial Data
(CDN$000’s, except per share amounts)
This summary of selected financial data should be read in conjunction with the management discussion and analysis (“MD&A”)of the unaudited consolidated operating results and financial condition of the company for the three and nine months ended September 30, 2007 and 2006.

	Three Months Ended September 30		Nine Months Ended September 30
	2007	2006	2007	2006
Earnings (Loss)	(12,899)	2,695	(19,436)	18,083
Earnings (Loss) per share (basic and diluted)	(0.21)	0.04	(0.31)	0.31
Cash generated by (used in) operating activities	(3,931)	1,148	(5,830)	(1,220)
Cash generated by financing activities	1,008	1,583	7,324	202,548
Cash used in mineral property costs, property, plant and equipment	(20,415)	(9,515)	(60,586)	(30,706)
Financial Position	September 30, 2007		December 31, 2006
Cash and cash equivalents	108,737		229,616
Silver bullion	15,787		15,787
Marketable securities	30,469		5,817
Current assets – total	158,714		255,596
Other investments - ABCP	53,102		-
Current assets and ABCP - total	211,816		255,596
Current liabilities - total	18,309		5,362
Working capital (net of ABCP reclassified to other investments in 2007)	140,405		250,234
Shareholders' equity	457,016		436,570

Financial Highlights

▪  For the three months, property expenditures totalled $26.1 million in the third quarter of 2007 including $10.0 million for construction and mining equipment and $2.1 million for exploration at the Pirquitas property in Argentina; $5.3 million for exploration at Pitarrilla in Mexico; $2.9 million for exploration at the San Luis property in Peru; and $2.8 million for exploration at the Snowfield property in Canada.
▪  For the nine months, $40.2 million was incurred for capital equipment purchases and construction and $4.3 million for exploration at Pirquitas, $12.6 million for drilling and underground development at Pitarrilla, $6.5 million for exploration at San Luis and $8.0 million for exploration at other projects (Snowfield, Diablillos, Bowdens and Challacollo).  Cash used in operating activities, primarily general and administration costs, were $5.8 million, exclusive of currency loss and stock option charges.  These expenditures, along with the reclassification of ABCP, account for the change in cash year-to-date.  The ABCP will remain reclassified as other investments until liquidity returns to the Canadian ABCP market.
▪  Working capital at September quarter-end was $140.4 million with no long-term debt. Working capital included silver bullion carried at cost (based on market value silver bullion has an additional value of $10.8 million at September 30, 2007) and net of the write down and reclassification of ABCP.

Project Updates

Mina Pirquitas, Argentina   Pirquitas Project development is progressing well and the project is scheduled for commissioning in the fourth quarter of 2008.  Both the operations and construction management teams are complete and fully recruited.

The mining fleet has been delivered to site and an intensive mining fleet operator program has been completed. The operations team is now conducting site preparation works for construction and developing access ways in preparation for pre-stripping the open pit and mine waste disposal.

The construction team and EPCM contractor have commenced mobilization to site, and site civil works and construction of the gas pipeline have commenced.

A new resource estimate and an updated reserve reflecting higher metal prices than the historical 2006 reserve (using US$9.35/oz silver, US$3.65/lb tin and US$1.00/lb zinc vs US$5.35/oz silver, US$2.75/lb tin and US$0.42/lb zinc) are nearing completion. Silver Standard will be updating the capital estimate for the Project as detailed engineering progresses.

San Luis, Peru  Infill diamond drilling on the Ayelén Vein (host to high-grade gold-silver mineralization that has been outlined over 650 meters along strike and over 225 meters to depth) has been completed at the San Luis project held by a joint venture with Esperanza Silver Corporation.  An initial resource estimate will be completed in the fourth quarter of 2007.

Permitting is underway for an underground development program on the Ayelén Vein and for a significant regional drill program on the remainder of this largely unexplored 250 sq. km (approximately 96 sq. mile) mineral concession.  Underground development and feasibility work is expected to commence in early 2008.

Silver Standard presently holds a 55% interest in the San Luis project and has elected to increase its interest to 70% by completing a feasibility study.  Silver Standard has the right to increase its interest in the San Luis project to 80% by placing the project in production.

Pitarrilla, Mexico  Infill drilling of the Breccia Ridge Zone is ongoing and continues to intersect significant silver and base metal mineralization in the favorable host horizons.  Additional drills are testing extensions of Breccia Ridge as well as nearby zones at depth, with a total of six drills turning on the property.  The extensive surface drilling and ongoing metallurgical work during 2007 will lead to commencement of a feasibility study late this year.  Work on the three kilometer-long underground ramp to access the high grade silver and base metal mineralization of the Breccia Ridge Zone has commenced and the ramp is expected to be completed in the second half of 2008.

Diablillos, Argentina  Silver Standard is continuing a 15,000 meter program of diamond drilling at its wholly-owned Diablillos silver-gold project.  The objective of the program is to better define the inferred resource of 93.8 million ounces of silver resources and 815,000 ounces of gold resources, with an updated resource estimate anticipated in the first half of 2008.

Snowfield, Canada   Drilling has been completed for the year on the wholly-owned property in Canada.  In 2006, Silver Standard reported an initial measured and indicated gold resource of 2.35 million ounces and an inferred resource of 655,000 ounces, with mineralization remaining open in all directions. An updated resource estimate for Snowfield is anticipated in the first quarter of 2008.

Silver Standard is continuing project activities on a number of fronts and is well funded to complete project activities through 2007 and well through 2008.

For the full Third Quarter 2007 report, including a Management Discussion & Analysis, and unaudited consolidated interim financial statements, visit www.sedar.com or the company’s web site at www.silverstandard.com. A conference call to review third quarter results and project activities is scheduled on Thursday, November 8, 2007 at 11:00 a.m. EST.

Toll-free in North America:                                                                1-866-400-3310
Toronto local and overseas:                                                                1-416-850-9144

Replay will be available for one week by calling toll-free in North America: 1-866-245-6755, passcode 442385; local and overseas callers may telephone 1-416-915-1035, passcode 442385. The audio file will also be available on the company’s web site after November 8, 2007.  (Source: Silver Standard Resources Inc.)

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A. toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail: invest@silverstandard.com

Cautionary note to U.S. investors: The terms “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves.  We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission (the “SEC”) does not recognize these terms.  “Inferred mineral resources” in particular have a great amount of uncertainty as to their economic feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part of all of an inferred mineral resource exists, or is economically or legally mineable.  Disclosure of contained metal expressed in ounces is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.